Exhibit 99.1

XPENG Announces Vehicle Delivery Results for December and Full Year 2025

•	429,445 vehicles delivered for the full year 2025, a 126% YoY increase

GUANGZHOU, China, Jan. 1, 2026 /PRNewswire/ — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading global AI mobility technology company, today announced its vehicle delivery results for December and full year 2025.

XPENG delivered 37,508 vehicles in December 2025, representing a year-over-year increase of 2%. Total annual deliveries in 2025 reached 429,445 units, representing a 126% increase over the prior year.

For the full year 2025, XPENG delivered 45,008 vehicles in overseas markets, up 96% year-over-year, and expanded its global footprint to 60 countries and regions by year-end.

Notably, XPENG’s total vehicles delivered in 2025 are expected to reduce life-cycle greenhouse gas emissions by more than 6.61 million tons — equivalent to the carbon absorption of 110 million young trees over 10 years.

During 2025, XPENG accelerated the expansion of its self-operated charging network, adding more than 1,100 new charging stations and bringing the total network to 3,000 stations, marking a major milestone in the Company’s infrastructure development.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to become a smart technology company trusted and loved by users worldwide. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Shenzhen, Silicon Valley and San Diego. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://www.xpeng.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goal and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the United States Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com